North America Europe Asia	35 W. Wacker Drive Chicago, IL 60601 T +1 312 558 5600 F +1 312 558 5700

November 4, 2019

Suying Li

Rufus Decker

Division of Corporation Finance

Office of Beverages, Apparel and Mining

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	PetIQ, Inc.
Form 10-K for Fiscal Year Ended December 31, 2018
Filed March 12, 2019 Form 10-Q for Fiscal Quarter Ended June 30, 2019 Filed August 8, 2019 Item 2.02 Form 8-K Filed August 7, 2019
File No. 001-38163

Dear Ms. Li and Mr. Decker:

Reference is made to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated August 15, 2019 to PetIQ, Inc. (the “Company”) with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2018, Quarterly Report on Form 10-Q for the Quarterly Period Ended June 30, 2019 and Current Report on Form 8-K, filed on August 7, 2019. With respect to Comment No. 3 contained in the Staff’s letter, the Company (i) submitted a response letter via EDGAR on October 22, 2019 wherein it advised the Staff that it would adopt segment Adjusted EBITDA as its segment measure of profitability beginning in the third quarter of 2019 and (ii) engaged in a telephone conference with the Staff on October 31, 2019. To provide additional clarity, the Company is providing the Staff with draft language to be included in its Form 10-Q for the quarter ended September 30, 2019 (the “Form 10-Q”) related to the presentation of segment Adjusted EBITDA and related segment-level disclosure to be included under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The Company is also providing the Staff with draft language to be included in the Company’s earnings release to be furnished to the Commission on Form 8-K (the “Earnings Release”). Please note that Company is still in the process of finalizing its third quarter financial reporting and, as such, the presentation below is provided for illustrative purposes and certain numbers have been omitted.

The following disclosure will be included in the Form 10-Q under “Note 14 – Segments” to the Company’s financial statements:

Effective January 17, 2018, the Company has two operating segments: Products and Services. The Products segment consists of the Company’s manufacturing and distribution business. The Services segment consists of the Company’s veterinary services, and related product sales, provided by the Company directly to consumers. The period from January 1, 2018 to January 16, 2018 has been recast to reflect these reportable operating segments.

The segments are based on the discrete financial information reviewed by the Chief Operating Decision Maker (“CODM”) to make resource allocation decisions and to evaluate performance. We measure and evaluate our reportable segments based on net sales and segment Adjusted EBITDA. We exclude from our segments certain corporate costs and expenses, such as accounting, legal, human resources, information technology and corporate headquarters expenses as our corporate functions do not meet the definition of a segment as defined in the accounting guidance related to segment reporting.

November 4, 2019

Effective during the three months ended September 30, 2019, the Company changed its segment measure of profitability for its reportable segments from segment operating income (loss) to Adjusted EBITDA to better align the way the CODM views reportable segment operations in light of changes in the Company’s operations, including the increase of manufacturing operations as a result of the Perrigo Animal Health Acquisition in the Products segment and the growth of the Company’s wellness centers, host partners, and regions within the Services segment. For comparability purposes, previous periods have been recast to reflect the measure of segment profitability.

Financial information relating to the Company’s operating segments for the three months ended:

$’s in 000’s
September 30, 2019	Products		Services		Unallocated Corporate	Consolidated
Net Sales	$	[●]	$	[●]	$—	$	[●]
Adjusted EBITDA		[●]		[●]	[●]		[●]

$’s in 000’s
September 30, 2018	Products	Services	Unallocated Corporate	Consolidated
Net Sales	$108,524	$22,858	$—	$131,382
Adjusted EBITDA	14,691	5,160	(6,442)	13,409

Financial information relating to the Company’s operating segments for the nine months ended:

$’s in 000’s
September 30, 2019	Products		Services		Unallocated Corporate	Consolidated
Net Sales	$	[●]	$	[●]	$—	$	[●]
Adjusted EBITDA		[●]		[●]	[●]		[●]

$’s in 000’s
September 30, 2018	Products	Services	Unallocated Corporate	Consolidated
Net Sales	$355,088	$62,502	$—	$417,590
Adjusted EBITDA	43,443	10,734	(19,118)	35,059

The following table reconciles Segment Adjusted EBITDA to Net (loss) income for the periods presented.

	For the three months ended			For the nine months ended
$’s in 000’s	September 30, 2019		September 30, 2018	September 30, 2019		September 30, 2018
Adjusted EBITDA:
Product	$	[●]	$14,642	$	[●]	$41,337
Services		[●]	5,160		[●]	12,236
Corporate		[●]	(6,393)		[●]	(18,514)
Total Consolidated		[●]	13,409		[●]	35,059
Adjustments:
Depreciation		[●]	(1,786)		[●]	(4,816)
Amortization		[●]	(1,294)		[●]	(3,691)
Interest		[●]	(2,159)		[●]	(6,140)
Acquisition costs(1)		[●]	(113)		[●]	(3,479)
Stock based compensation expense		[●]	(1,224)		[●]	(2,678)
Purchase accounting adjustment to inventory(2)		[●]	—		[●]	(1,502)
Non same-store revenue(3)		[●]	1,472		[●]	2,775

November 4, 2019

Non same-store costs		[●]	(3,845)		[●]	(6,667)
Fair value adjustment of contingent note		[●]	350		[●]	(250)
Integration costs and costs of discontinued clinics(4)		[●]	(57)		[●]	(813)
Clinic launch expenses(5)		[●]	(50)		[●]	(1,261)
Non-recurring royalty settlement(6)		—	—		—	(440)
SKU Rationalization		[●]			[●]

Pretax net (loss) income	$	[●]	$4,703	$	[●]	$6,097
Income tax benefit (expense)		[●]	(801)		[●]	(754)

Net (loss) income	$	[●]	$3,902	$	[●]	$5,343

(1)	Acquisition costs are costs directly related to the acquisition of Perrigo Animal Health, HBH, and VIP, and include diligence, accounting, banking, and other out of pocket costs.
(2)

Purchase accounting adjustment to inventory represents the portion of costs of sales related to the fair value of inventory adjusted as part of the purchase price allocation. During 2019 the amounts relate to the Perrigo Animal Health Acquisition and are part of the Product Segment. During 2018 the costs relate to the VIP Acquisition and are part of the Services Segment.

(3)

Non-same store revenue and costs relate to Service Segment regional offices, mobile community clinics provided with host partners and wellness centers that have been operating for less than six full trailing quarters.

(4)

Integration costs and costs of discontinued clinics represent costs related to integrating the acquired businesses, such as personnel costs like severance and signing bonuses, consulting work, contract termination, brand realignment and IT conversion costs, in addition to costs associated with vet services clinics that were discontinued subsequent to the acquisition of VIP in the Services Segment. These costs are primarily in the Products segment and unallocated corporate for personnel costs, legal and consulting expenses, and IT costs.

(5)

Clinic launch expenses relate to our Services segment and represent the nonrecurring costs to open new veterinary wellness centers, primarily employee costs, training, marketing, and rent prior to opening for business.

(6)	Non-recurring royalty settlement represents a settlement paid to a supplier related to a royalty agreement in place since 2013.

The following disclosure will be included in the Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Recent Developments”:

Segment Financial Information

Effective for the three months ended September 30, 2019, the Company changed its segment measure of profitability for its reportable segments from segment operating income (loss) to Adjusted EBITDA to better align the way the chief operating decision maker views reportable segment operations in light of changes in the Company’s operations, including the increase of manufacturing operations as a result of the Perrigo Animal Health Acquisition in the Products segment and the growth of the Company’s wellness centers, host partners, and regions within the Services segment. For comparability purposes, previous periods have been recast to reflect the measure of segment profitability.

November 4, 2019

Additionally, in the Services segment, the Company began reporting same-store and non same-store sales for the three months ended September 30, 2019. The term “same-store sales” refer to revenue in the Services segment from retail service regional offices, mobile community clinics provided within host partners and wellness centers that have been operating for at least six trailing quarters. The Company believes that it takes six quarters for its new Services segments regional offices, community clinics and wellness centers to reach maturity and providing information on a same-store sales basis provides comparability for the Company’s mature offices, community clinics and wellness centers. As of September 30, 2019, there were [●] and [●] retail service regional offices, mobile community clinics provided within host partners and wellness centers that were included in “same-store” sales and “non same-store” sales, respectively.

The following disclosure will be included in the Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations”:

The following tables set forth financial information relating to the Company’s operating segments for the periods presented:

	For the three months ended			For the nine months ended
$’s in 000’s	September 30, 2019		September 30, 2018	September 30, 2019		September 30, 2018
Services segment sales:
Same-store sales	$	[●]	$21,386	$	[●]	$59,727
Non same-store sales		[●]	1,472		[●]	2,775

Net services segment sales		[●]	22,858		[●]	62,502

Product segment sales		[●]	108,524		[●]	355,088

Total net sales		[●]	131,382		[●]	417,590

		[●]			[●]
Adjusted EBITDA		[●]			[●]
Products		[●]	14,642		[●]	41,337
Services		[●]	5,160		[●]	12,236
Corporate		[●]	(6,393)		[●]	(18,514)

Total Adjusted EBITDA	$	[●]	$13,409	$	[●]	$35,059

The following disclosure will be included in the Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Three Months Ended September 30, 2019 Compared With Three Months Ended September 30, 2019” (with corresponding disclosure related to the nine month period ended September 30, 2019 compare to the nine month period ended September 30, 2019, which has not been included herein):

Net sales

Consolidated Net Sales

Consolidated net sales increased $[●] million or [●]%, to $[●] for the three months ended September 30, 2019, compared to $131.4 million for the three months ended September 30, 2018. This increase was driven by the Perrigo Animal Health Acquisition, other growth in the Products segment, and the opening of additional wellness centers in the Services segment.

Products Segment

Product sales increased $[●] million or [●]%, to $[●] million for the three months ended September 30, 2019, compared to $108.5 million for the three months ended September 30, 2018. This increase was driven by acquisitions, resulting in approximately $[●] million in sales growth, and by velocity growth within current customers.

November 4, 2019

Services Segment

Service revenue increased $[●] million, or [●]% from $22.9 million to $[●] million for the three months ended September 30, 2019 compared to the three months ended September 30, 2018. The Services revenue growth was driven by the opening of new wellness centers and increasing pet counts within existing community clinics, as a result of scheduling improvements. Same-store sales increased $[●] million, or [●]% to $[●] million for the three months ended September 30, 2019 compared to $21.4 million for the three months ended September 30, 2018. The increase in same-store sales was driven by two additional wellness centers included in same-store sales for the 2019 period that were not in the same-store sales base for the 2018 periods, as well as increasing pet counts within existing community clinics, offset slightly by the opening of new wellness centers in the vicinity of current mobile clinics. Non same-store sales increased $[●] million, or [●]% to $[●] million for the three months ended September 30, 2019 compared to $1.5 million for the three months ended September 30, 2018. The increase in non same-store sales was a result of opening [●] additional wellness centers in the 2019 period, as well the maturation of clinics opened in the past six trailing quarters.

Gross profit

Gross profit increased by $[●] million, or [●]%, to $[●] million for the three months ended September 30, 2019, compared to $24.2 million for the three months ended September 30, 2018. This increase is due to the significant sales growth.

Gross margin decreased to [●]% for the three months ended September 30, 2019, from 18.4% for the three months ended September 30, 2018, driven by purchase accounting adjustments related to the Perrigo Animal Health Acquisition, and the other product sales growth being primarily in lower margin items.

General and administrative expenses

Consolidated general and administrative (“G&A”) expenses increased by $[●] million or [●]% to $[●]million for the three months ended September 30, 2019 compared to $17.6 million for the three months ended September 30, 2018. As a percentage of net sales, G&A expenses increased from 13.4% for the third quarter of 2018 to [●]% for the third quarter of 2019, primarily driven by costs related to the acquisition of Perrigo Animal Health and overall expansion of corporate services.

Products Segment

Product segment G&A increased $[●] million or [●]%, to $[●] million for the three months ended September 30, 2019, compared to $[●] million for the three months ended September 30, 2018. This increase was driven by acquisitions, resulting in approximately $[●] million in G&A costs related to the acquired businesses, primarily selling and distribution expenses.

Services Segment

Service segment G&A increased $[●] million or [●]%, to $[●] million for the three months ended September 30, 2019, compared to $[●] million for the three months ended September 30, 2018. This increase was driven by additional marketing spend as the Company launches new wellness centers, as well as normal variable costs in supporting the Services revenue growth. Nearly all of the G&A growth relates to clinics opened in the last six quarters and therefore is derived from the non same-store sales base.

November 4, 2019

Unallocated Corporate

Unallocated corporate G&A increased $[●] million or [●]% to $[●] million for the three months ended September 30, 2019 from $[●] million for the three months ended September 30, 2018. The increase was driven by costs related to the Perrigo Animal Health Acquisition, including $[●] million of acquisition costs and $[●] million related to contract termination to adjust service providers. Stock based compensation expense has grown by $[●] million on normal corporate growth, amortization has grown by $[●] million, related to the additional acquisitions, and expenses have grown due to additional corporate infrastructure related to acquisitions, including the administrative departments at the Company’s new subsidiaries of $[●] million, as well as growth in the headquarters overhead related to corporate employees. This was offset slightly by reduction of corporate overhead as duplicate positions have been eliminated as functions are centralized.

Pre-tax net income

As a result of the factors above, consolidated pre-tax net (loss) income decreased $[●] million to $[●] million for the three months ended September 30, 2019 compared to pre-tax net income of $4.7 million for the three months ended September 30, 2018. The reduction of pre-tax income was driven by expenses related to the Perrigo Animal Health Acquisition, such as acquisition expenses included in unallocated Corporate, SKU rationalization costs, and integration costs within the Product Segment, as well as growing net losses related to new clinics in the Services Segment.

Provision for income taxes

Our effective tax rate was [●]% and 17.0% for the three months ended September 30, 2019 and 2018, respectively, with a tax benefit of $[●] million and a tax expense of $0.8 million. The Company’s tax rate is impacted by the ownership structure, which changes over time.

Segment Adjusted EBITDA

Effective during the three months ended September 30, 2019, the Company changed its segment measure of profitability for its reportable segments from segment operating income (loss) to Adjusted EBITDA to better align the way the chief operating decision maker views reportable segment operations in light of changes in the Company’s operations, including the increase of manufacturing operations as a result of the Perrigo Animal Health Acquisition in the Products segment and the growth of the Company’s wellness centers, host partners, and regions within the Services segment. For comparability purposes, previous periods have been recast to reflect the measure of segment profitability.

Products Segment

Product segment Adjusted EBITDA increased $[●] million, or [●]% to $[●] million for the three months ended September 30, 2019 compared to $14.7 million for the three months ended September 30, 2018. Products segment Adjusted EBITDA fluctuates based on the quantity and mix of products sold, specifically whether the products are produced by PetIQ, or are distributed for other manufacturers. The significant growth in Products Adjusted EBITDA relates to significant sales growth as well as the Perrigo Animal Health Acquisition and HBH Acquisition ($[●] million of additional sales), which expanded the Company’s manufacturing capabilities as well as added additional brands of products. Adjustments related to the segment include a purchase accounting adjustment for the step up of inventory to fair value of $[●] million, depreciation on production assets, and costs related to the Company’s SKU rationalization process of $[●] million which resulted in disposal of or a reserve on inventory not expected to be sold due to brand re-alignment.

November 4, 2019

Services Segment

Services segment Adjusted EBITDA increased $[●] million, or [●]% to $[●] million for the three months ended September 30, 2019 compared to $5.2 million for the three months ended September 30, 2018. Services segment Adjusted EBITDA can fluctuate considerably for the Services segment based on the volume of pets seen in clinics, due to the relatively fixed cost nature of a clinic. Additionally, Service segment earnings are impacted by the Company’s growth strategy of opening new wellness centers and the impact of the Company’s same store portfolio, discussed further below. The Services Segment Adjusted EBITDA has grown on increasing pet counts in existing clinics driven by schedule optimization and price alignment, as well as the movement of two wellness centers into the same store base.

Unallocated Corporate

Unallocated corporate expenses consist of expenses incurred by centrally-managed departments, including accounting, legal, human resources information technology and headquarters expenses, as well as executive and incentive compensation expenses, and other miscellaneous costs. Unallocated corporate costs have primarily grown due to the growth in the Company, including adding to administrative headcount through acquisitions, as well as headquarters growth to support the larger Company. Adjustments to corporate include expenses related to specific events, such as the acquisition expenses, fair value of the inventory adjustment, integration costs, and the fair value adjustment to the contingent note. Adjustments also include non cash expenses, such as depreciation, amortization, and stock based compensation.

The following tables reconcile Segment pre-tax net income to Adjusted EBITDA for the periods presented.

$’s in 000’s	Three months ended September 30, 2019
September 30, 2019	Products		Services		Unallocated		Consolidated
Pretax net income (loss)	$	[●]	$	[●]	$	[●]	$	[●]
Adjustments:		[●]		[●]		[●]		[●]
Depreciation		[●]		[●]		[●]		[●]
Interest		[●]		[●]		[●]		[●]
Amortization		[●]		[●]		[●]		[●]
Acquisition costs		[●]		[●]		[●]		[●]
Stock based compensation expense		[●]		[●]		[●]		[●]
Purchase accounting adjustment to inventory		[●]		[●]		[●]		[●]
Non same-store revenue		[●]		[●]		[●]		[●]
Non same-store costs		[●]		[●]		[●]		[●]
Fair value adjustment of contingent note		[●]		[●]		[●]		[●]
Integration costs and costs of discontinued clinics		[●]		[●]		[●]		[●]
SKU Rationalization		[●]		[●]		[●]		[●]
Clinic launch expense		[●]		[●]		[●]		[●]

Adjusted EBITDA	$	[●]	$	[●]	$	[●]		[●]

$’s in 000’s	Three months ended September 30, 2018
September 30, 2018	Products	Services	Unallocated	Consolidated
Pretax net income (loss)	$14,053	$2,260	$(11,610)	$4,703
Adjustments:
Depreciation	589	477	720	1,786
Interest	—	—	2,159	2,159
Amortization	—	—	1,294	1,294

November 4, 2019

Acquisition costs	—	—	113	113
Stock based compensation expense	—	—	1,224	1,224
Purchase accounting adjustment to inventory	—	—	—	—
Non same-store revenue	—	(1,472)	—	(1,472)
Non same-store costs	—	3,845	—	3,845
Fair value adjustment of contingent note	—	—	(350)	(350)
Integration costs and costs of discontinued clinics	—	—	57	57
Clinic launch expense	—	50	—	50

Adjusted EBITDA	$14,642	$5,160	$(6,393)	13,409

The Company will add additional footnote disclosure to the consolidated Adjusted EBITDA reconciliation table included in the Form 10-Q under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Consolidated Non-GAAP Financial Measures” to provide better clarity as to which of the Company’s segments each adjustment relates:

The following table reconciles net income (loss) to EBITDA and Adjusted EBITDA for the periods presented.

	For the three months ended			For the nine months ended
	September 30, 2019		September 30, 2018	September 30, 2019		September 30, 2018
Net income	$	[●]	$3,902	$	[●]	$5,343
Plus:		[●]			[●]
Tax expense (benefit)		[●]	801		[●]	754
Depreciation		[●]	1,786		[●]	4,816
Amortization		[●]	1,294		[●]	3,691
Interest		[●]	2,159		[●]	6,140

EBITDA	$	[●]	$9,942	$	[●]	$20,744

Acquisition costs(1)		[●]	113		[●]	3,479
Integration costs and costs of discontinued clinics(2)		[●]	57		[●]	813
SKU rationalization(3)		[●]	—		[●]	—
Purchase accounting adjustment to inventory		[●]	—		[●]	1,502
Stock based compensation expense		[●]	1,224		[●]	2,678
Fair value adjustment of contingent note		[●]	(350)		[●]	250
Non same-store revenue(4)		[●]	(1,472)		[●]	(2,775)
Non same-store costs(4)		[●]	3,845		[●]	6,667
Clinic launch expenses(5)		[●]	50		[●]	1,261
Non-recurring royalty settlement(6)		[●]	—		[●]	440

Adjusted EBITDA	$	[●]	$13,409	$	[●]	$35,059

(1)	Acquisition costs relating to acquisitions of VIP, HBH and Perrigo Animal Health.
(2)

Integration costs and costs of discontinued clinics represent costs related to integrating the acquired businesses, such as personnel costs like severance and signing bonuses, consulting work, contract termination, and IT conversion costs, in addition to costs associated with vet services clinics that were discontinued subsequent to the acquisition of VIP. These costs are primarily in the corporate segment for personnel costs, legal and consulting expenses, and IT costs, the costs of discontinued clinics from 2018 are part of the Services Segment.

(3)

SKU rationalization relates to the disposal of or reserve to estimated net realizable value for inventory that will either no longer be sold, or will be de-emphasized, as the Company aligns brands between Legacy PetIQ brands and brands acquired as part of the Perrigo Animal Health Acquisition. All costs are included in the Products segment gross margin.

(4)	Non same-store revenue and costs relate to our Services segment and are from wellness centers, host partners, and regions with less than six full trailing quarters of operating results.
(5)

Clinic launch expenses relate to our Services segment and represent the nonrecurring costs to open new veterinary wellness centers, primarily employee costs, training, marketing, and rent prior to opening for business.

(6)	Non-recurring royalty settlement represents a settlement paid to a supplier related to a royalty agreement in place since 2013.

November 4, 2019

The following language will be included in the Earnings Release under “Segment Results” along with related summary segment result tables and reconciliation:

Products: For the third quarter of 2019, the Product segment net sales increased [●]% to $[●] million and adjusted EBITDA increased [●]% to $[●] million. This compares to Product segment sales and adjusted EBITDA of $108.5 million and $14.7 million, respectively, for the third quarter of 2018. Product segment net sales and Adjusted EBITDA were driven by ongoing strength of the Company’s prescription drug programs within retail partner pharmacies both in-store and online, the acquisition of Perrigo Animal Health and related operations, as well as greater SKU penetration within existing accounts.

Services: For the third quarter of 2019, the Services segment net revenues increased [●]% to $[●] million and adjusted EBITDA decreased [●]% to $[●]million. This compares to Service segment net revenues and adjusted EBITDA of $22.9 million and $5.2 million, respectively, for the third quarter of 2018. Services segment growth was achieved from increases in all substantive metrics including total pets, pets per clinic, revenue per pet and revenue per clinic, as well as contribution from new wellness centers.

Services same store revenue increased by [●]% and [●]% for the three and nine months ended September 30, 2019, respectively. The slowing same store growth rate is a result of new wellness centers opening in the vicinity of existing mobile clinics and the anniversary of the significant improvements in scheduling that were largely in place by the third quarter of 2018. Non-same store revenue increased [●]% and [●]% to $[●] million and $[●] million for the three and nine months ended September 30, 2019, respectively. Non same-store growth is a result of opening additional wellness centers as well as wellness centers opened in the prior year maturing, offset slightly by two wellness centers transitioning into the same-store base.

In line with PetIQ’s veterinarian wellness centers opening plan for 2019, the Company opened two locations in third quarter, or nine locations year-to-date, for a total of 43 units in operation as of September 30, 2019. The Company remains on track to open the balance of its 80 planned locations, or 71 locations, in the fourth quarter of 2019. In October, the Company opened 17 locations; the remaining 54 locations are currently under construction or contracted to start construction with 34 locations planned for November and the remaining 20 locations planned for December. In support of its veterinarian wellness center expansion, the Company operated 36 regional offices as of September 30, 2019.

* * *

If you have any questions regarding any of the responses in this letter, please call me at (312) 558-3722.

Respectfully submitted,

/s/ Christina T. Roupas

Christina T. Roupas

cc: John Newland